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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
or
☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number: 0-21080

Enbridge Employee Services, Inc. Employees' Savings Plan*
1100 Louisiana Street
Suite 2900
Houston, TX 77002-5217
(Full title of the plan and the address of the plan)

Enbridge Inc.
3000 Fifth Avenue Place
425-1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Name of the issuer of the securities held pursuant to the
plan and the address of its principal executive office)

*
The name of the plan changed effective August 1, 2002, when the plan was transferred from Enbridge (U.S.) Inc. to an affiliate, Enbridge Employee Services, Inc. The name of the plan prior to August 1, 2002, was Enbridge (U.S.) Inc. Employees' Savings Plan.

TABLE OF CONTENTS

Report of Independent Auditors		1
Statement of Net Assets Available for Benefits		2
Statement of Changes in Net Assets Available for Benefits		3
Notes to Financial Statements		4-9
Supplementary Schedules:
	Schedule of Assets Held for Investment Purchases	10
Signature		11
Exhibit Index		12
Exhibits:
23.1	Consent of Independent Accountants	13
99.1	Certification Pursuant to 18 U.S.C. § 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	14
99.2	Certification Pursuant to 18 U.S.C. § 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	15

Report of Independent Auditors

To the Participants and Administrator of the
Enbridge Employee Services, Inc. Employees' Savings Plan

        In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Enbridge Employee Services, Inc Employees' Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 27, 2003

Enbridge Employee Services, Inc.

Employees' Savings Plan

Statement of Net Assets Available for Benefits

(Dollars in Thousands)

	Year Ended December 31
	2002	2001
Investments
Corporate Stock
Participant-directed	$11,414	$10,339
Non-participant directed	3,679	2,984
Registered Investment Companies	39,633	40,388
Common/Collective Funds	15,029	9,853
Participant Loans	1,450	816
Receivables	272	397

Net Assets Available for Benefits	$71,477	$64,777

The accompanying notes to the financial statements are an integral part of these statements.

Enbridge Employee Services, Inc.

Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Dollars in Thousands)

	Year Ended December 31
	2002	2001
Investment income (loss):
Net depreciation in fair value of investments	$(6,144)	$(1,613)
Interest	79	71
Dividends	2,111	2,380

	(3,954)	838

Contributions:
Employer	1,941	1,089
Participant	3,732	2,076
Rollovers	7,880	—

	13,553	3,165

Total additions	9,599	4,003
Deductions:
Benefits paid	(2,899)	(3,892)

Total deductions	(2,899)	(3,892)

Net increase	6,700	111
Net assets available for benefits:
Beginning of year	64,777	64,666

End of year	$71,477	$64,777

The accompanying notes to the financial statements are an integral part of these statements.

Enbridge Employee Services, Inc.

Employees' Savings Plan

Notes to Financial Statements

December 31, 2002

(Dollars in Thousands)

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting and Presentation:    The accounts of the Enbridge Employee Services, Inc. Employees' Savings Plan (the "Plan") are maintained on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

        Comparative Amounts:    Comparative amounts are reclassified to conform with the current year's financial statement presentation.

        Valuation of Investments and Income Recognition:    The Plan's investments are stated at fair value. Shares of corporate stock and registered investment companies are valued using quoted market prices. Shares of common and collective funds are valued using amounts reported by the trustee. Participant loans are stated at cost, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan presents in the Statement of Changes in Net Assets Available for Benefits the Depreciation in Fair Value of Investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

        Benefit distributions are recorded when paid.

        Trustee & Recordkeeper:    T. Rowe Price Trust Company is the Trustee for the Plan. T. Rowe Price Retirement Plan Services, Inc. is the Recordkeeper for the Plan.

        Use of Estimates:    The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America, requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

        Risks and Uncertainties:    The Plan provides investment options in various combinations of investments securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

NOTE B—DESCRIPTION OF THE PLAN

        General:    The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of its provisions. The Plan provides a program whereby eligible participants may accumulate savings on a regular basis. The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as

amended (the "Code"), and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan allows participants to contribute to the Plan on a pre-tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

        The Board of Directors of Enbridge (U.S.) Inc. approved the transfer of the sponsorship of the Plan to Enbridge Employee Services, Inc. (the "Company"), effective August 1, 2002. The Board of Directors of Enbridge Employee Services, Inc. accepted the transfer and approved a change in the name of the Plan from the Enbridge (U.S.) Inc. Employees' Savings Plan to the Enbridge Employee Services, Inc. Employees' Savings Plan and other amendments related to the name change, effective August 1, 2002. The Company also appointed the Pension Administration Committee effective August 1, 2002, with the same duties as the Pension Administration Committee previously appointed by Enbridge (U.S.) Inc. and dissolved by Enbridge (U.S.) Inc. effective July 31, 2002, in connection with the transfer of the Plan.

        All regular employees of Enbridge Employee Services, Inc. and participating affiliates are eligible to participate in the Plan on the first day of the month following their date of hire. Temporary employees are eligible to participate after a year of service as defined in the Plan. Participating affiliates are Enbridge Services (U.S.) Inc. (formerly known as Enbridge (Pennsylvania) Inc.), until May 7, 2002, when it was sold to an unrelated company, and Enbridge Employee Services, Inc., until August 1, 2002, when it became the Plan sponsor. As of August 1, 2002, there were no participating affiliates.

        Contributions:    Plan contributions are funded as received from the Company and participating affiliates. Participants are entitled to make pre-tax contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount ($11 for 2002, $10.5 for 2001). The statutory maximum amount is increased by the "catch-up" contribution amount of $1 for 2002 for anyone who attained age 50 during the year. The Company and participating affiliates pre-tax contributions (not including the catch-up contribution) up to the percentages of compensation set forth below, based on the participant's years of service:

Less than one year of service:	2% match
One year of service:	3% match
Two years of service:	4% match
Three or more years of service:	5% match

        Service for designated affiliates and predecessor employers is taken into account for this purpose.

        Except as provided in the next paragraph with respect to the fifty percent of the matching contribution, which is immediately in the Enbridge Stock Fund and must remain invested in the Enbridge Stock Fund, contributions are invested, at the discretion of each participant, in one or more of the investment options discussed below.

        A participant contributes to the Plan by electing to defer a portion of his or her salary that would otherwise be payable to such participant. All matching contributions are initially invested in the Enbridge Inc. Stock Fund. The Plan provides that fifty percent of such matching contributions must remain invested in the Enbridge Inc. Stock Fund. At their discretion, and subject to the terms of the

Plan, participants may transfer the other fifty percent to the remaining investment options available under the Plan.

        Vesting:    Participants are fully vested in all contributions to the Plan. In the event of termination of the Plan, the Trust Fund will be valued as of the termination date and distributed in accordance with the provisions of the Plan.

        Investment options:    A brief description of the Plan's investment options follows. For a detailed description of the investment options and respective risk profiles, refer to the fund prospectus.

        Enbridge Inc. Stock Fund—The Enbridge Inc. Stock Fund seeks capital appreciation and current income by investing in the common stock of Enbridge Inc., the ultimate parent company of the Company.

        T. Rowe Price Stable Value Fund—The T. Rowe Price Stable Value Fund seeks maximum current income with preservation of capital by investing in high quality insurance contracts.

        T. Rowe Price U.S. Treasury Intermediate Bond Fund—The T. Rowe Price U.S. Treasury Intermediate Bond Fund seeks a high level of income consistent with maximum credit protection and moderate fluctuation in principal by investing in U.S. Government obligations, mortgage and asset backed securities and investment grade corporate debt issues having a remaining effective maturity of no more that 10 years from the time of purchase.

        Dodge & Cox Balanced Fund—The Dodge & Cox Balanced Fund seeks maximum current income with long-term growth of capital through investment of up to 75% of its assets in common stocks and convertible securities.

        T. Rowe Price Equity Income Fund—The T. Rowe Price Equity Income Fund seeks dividend income along with long-term capital appreciation by investing at least 65% of its assets in common stocks of established, larger capitalization companies paying above-average dividends.

        T. Rowe Price Mid-Cap Growth Fund—The T. Rowe Price Mid-cap Growth Fund seeks to maximize capital appreciation by investing in mid-cap common stocks with potential for above-average earnings growth.

        T. Rowe Price Equity Index Trust—The T. Rowe Price Equity Index Trust seeks to provide long-term capital appreciation equivalent to the total return performance of the stock market for publicly traded securities as represented by the Standard & Poor's 500 Stock Index.

        T. Rowe Price International Stock Fund—The T. Rowe Price International Stock Fund seeks to maximize current income and long-term capital growth by investing in common stocks of established non-U.S. companies.

        T. Rowe Price Small-Cap Stock Fund—The Small-Cap Stock Fund seeks long-term growth of capital through investments in stocks of small companies believed to be undervalued or to have prospects for growth..

        T. Rowe Price Blue Chip Growth Fund—The Blue Chip Growth Fund seeks long-term growth of capital through investing primarily in common stocks of well-established companies with the potential for above-average growth in earnings.

        Participant Loans:    The Plan allows participants to borrow from their fund accounts, a minimum of $1 up to a maximum of $50 ($25 until November 8, 2002) or 50 percent of their account balance, whichever is less. A loan is secured by the balance in the participant's account and bears interest at a rate of one percent above the prime rate as of the first business day of the month in which the loan is to be funded. Loans are to be repaid by payroll deduction not less frequently than quarterly over a period elected by the participant, which period may not exceed five years. Participants may have no more than two loans outstanding (one loan limit until November 8, 2002). Upon termination of employment, a participant may continue to repay the loan by personal check each month. If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan. The participant loans outstanding at December 31, 2002 were $1,450 (2001—$822).

        Payment of Benefits:    On termination of employment, a participant may elect to receive the value of the participant's account in any of the following forms of distribution: a lump sum, installments over a period elected by the participant or in two or more withdrawals, any one of which may be no less than $1 and which may be taken no more frequently than once each calendar quarter. Distribution must commence no later than the required beginning date as set forth in the Plan. The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. Hardship for this purpose is defined as an immediate and financial need that cannot be satisfied from other sources and that is for the payment of medical expenses, purchase of a principal residence, payment of tuition and related fees for a year of post-secondary education or payments necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant's primary residence.

        Administrative Expenses:    Plan administration expenses are paid by the Plan, unless paid by the Company, at the Company's sole discretion. Administrative expenses related to the 2002 Plan year of $5 (2001—$10) were paid by the Company.

NOTE C—INCOME TAX STATUS

        By resolution of the Board of Directors of Enbridge (U.S.) Inc. effective February 28, 2002, the Plan was amended and restated to comply with law changes (commonly referred to as "GUST" amendments), to incorporate Plan amendments since its last restatement and to make amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001. The restated Plan was submitted to the Internal Revenue Service on February 28, 2002, which issued a favorable tax determination letter on January 30, 2003. To the best of its knowledge, the Company believes that the Plan is being operated in compliance with applicable requirements of the Code.

NOTE D—INVESTMENTS

        The fair values of individual participant directed investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2002	2001
Dodge and Cox Balanced Fund	$18,095	$17,358
T. Rowe Price Equity Income Fund	4,675	4,920
T. Rowe Price Mid-Cap Growth Fund	10,411	14,113
T. Rowe Price Stable Value Fund	13,450	8,465
T. Rowe Price U.S. Treas. Intermediate Bond Fund	3,884	—
Enbridge Inc. Stock Fund, Participant Directed	11,414	10,339

NOTE E—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of benefits paid to participants per the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

	Year Ended December 31,
	2002	2001
Benefits paid to participants per the financial statements	$2,899	$3,892
Add: Amounts allocated to withdrawing participants at end of year	53	220
Less: Amounts allocated to withdrawing participants at beginning of year	(220)	—

Benefits paid to participants per the Form 5500	$2,732	$4,112

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F—NON-PARTICIPANT DIRECTED INVESTMENTS

        As discussed in Note B, all employer- matching contributions are initially invested in the Enbridge Inc. Stock Fund. The Plan provides that fifty-percent of such matching contributions must remain invested in the Enbridge Inc. Stock Fund. At their discretion, and subject to the terms of the Plan, participants may transfer the other fifty- percent to the remaining investment options available under the Plan. The balance of the non-participant directed portion of the Enbridge Inc. Stock Fund at December 31, 2002 was $3,679 (2001 $2,984).

        There were no reportable transactions for the Non-Participant Directed Enbridge Stock Fund for 2002. Information about the significant components of the changes in the non-participant directed investment for 2002 and 2001 are as follows:

	Year Ended December 31,
	2002	2001
Investment income (loss):
Net depreciation in fair value of investments	$(72)	$(159)
Interest	2	1
Dividends	114	91

	44	(67)

Contributions:
Employer	976	501
Participants	6	5

Total additions:	1026	439
Deductions:
Benefits paid	(331)	(139)

Net Increase	695	300
Balance at beginning of year	2,984	2,684

Balance at end of year	$3,679	$2,984

NOTE G—PARTY-IN-INTEREST INVESTMENTS

        The Plan holds 559,298 shares (2001—488,208) of Enbridge Inc. common stock, which was purchased on the open market as an investment.

        The following T. Rowe Price funds are managed by T. Rowe Price Retirement Plan Services: Stable Value Fund, U.S. Treasury Intermediate Bond Fund, Equity Income Fund, Mid-Cap Growth Fund, Small-Cap Stock Fund, Blue Chip Growth Fund, Equity Index Trust and the International Stock Fund. T. Rowe Price Trust Company is the Trustee, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan for the investment management services for the year ended December 31, 2002.

        Transactions resulting in Plan assets being transferred to, or used by a related party are prohibited under ERISA and the Code unless a specific exemption exists. Enbridge Inc. is a "party-in-interest" as defined by ERISA and a "disqualified person" as defined by the Code as a result of its ownership of the Company. However, the purchase of Enbridge Inc. common stock by the Plan is exempt under ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code. T. Rowe Price is a "party-in-interest" and "disqualified person" as a result of its status as a plan fiduciary and service provider. However, the purchase of interests of a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

Enbridge Employee Services, Inc.
Employees' Savings Plan

Schedule H, line 4i—Schedule of Assets (Held At End of Year)
December 31, 2002

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost	e. Current Value
1.*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company		10,411,094
2.	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company		18,094,869
3.*	T. Rowe Price U.S. Treasury Intermediate Bond Fund	Investment of a Registered Investment Company		3,883,871
4.*	T. Rowe Price International Stock Fund	Investment of a Registered Investment Company		1,763,071
5.*	T. Rowe Price Equity Income Fund	Investment of a Registered Investment Company		4,674,851
6.*	T. Rowe Price Small-Cap Stock Fund	Investment of a Registered Investment Company		170,482
7.*	T. Rowe Price Blue-Chip Growth Fund	Investment of a Registered Investment Company		634,792
8.*	T. Rowe Price Stable Value Fund	Investment of a Common/Collective Trust Fund		13,450,438
9.*	T. Rowe Price Equity Index Trust	Investment of a Common/Collective Trust Fund		1,579,001
10.*	Enbridge Inc. Stock Fund—Participant Directed	Common Stock	11,685,190	11,413,497
11.*	Enbridge Inc. Stock Fund—Non-Participant Directed	Common Stock	3,774,279	3,679,379
112.*	Participant Loans	Various		1,450,335

*
Parties-in-Interest

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES' SAVINGS PLAN
Dated: July 14, 2003	/s/ MARK A. MAKI Mark A. Maki Member of the Administrative Committee of the Enbridge Employee Services, Inc. Employees' Savings Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP
99.1	Certification Pursuant to 18 U.S.C. §1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification Pursuant to 18 U.S.C. §1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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TABLE OF CONTENTS
Report of Independent Auditors
Enbridge Employee Services, Inc. Employees' Savings Plan Statement of Net Assets Available for Benefits
Enbridge Employee Services, Inc. Employees' Savings Plan Statement of Changes in Net Assets Available for Benefits
Enbridge Employee Services, Inc. Employees' Savings Plan Notes to Financial Statements December 31, 2002
SIGNATURE
EXHIBIT INDEX